UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of April 2024
Commission File Number: 001-37669
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Nomad Foods Limited
(Translation of registrant’s name in English)

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Forge, 43 Church Street West
Woking, GU21 6HT
+ (44) 208 918 3200
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐

Repricing of Senior Secured Term Loan

On April 22, 2024, Nomad Foods Limited (the “Company”) issued a press release announcing the launch of a repricing of its existing USD denominated Term Loan B. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Samy Zekhout
Name:	Samy Zekhout
Title:	Chief Financial Officer
Dated: April 22, 2024

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release issued by Nomad Foods Limited on April 22, 2024 relating to the intention to reprice its existing USD term loan.